Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Inland Real Estate Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-128624) on Form S-8 of Inland Real Estate Corporation (the Company) of our report dated March 1, 2006, except as to Notes 6 and 13, which are as of November 6, 2006, with respect to the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the Form 8-K of the Company dated November 6, 2006.

Chicago, Illinois

November 6, 2006